BRF S.A.

Publicly Held Company

CNPJ/MF Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE  EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 24, 2016

1.           Date, Time and Place: Held on November 24, 2016, at 09:00 hours, at the office of BRF S.A. (“Company”) located at Rua Hungria Nº 1.400, 5th floor, Room 5, in São Paulo City, state of São Paulo.

1.           Presiding Board: Chairman: Abilio dos Santos Diniz. Secretary: Larissa Brack.

2.           Summons and Presence: The meeting was duly held, within the terms of article 21 of the Company Bylaws, with the following members of the Board of Directors present: Messieurs Abilio dos Santos Diniz, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Renato Proença Lopes, Vicente Falconi Campos and Walter Fontana Filho.

3.           Agenda: (i) Construction  of Distribution Center – Londrina; (ii) Sale of Property – Fortaleza; and (iii) Reintegration of Member of the Statutory  Audit Committee (local acronym “CAE”).

5.           Resolutions: The members of the Board of Directors, unanimously and without reservations:

5.1.      Construction of a Distribution Center - Londrina. Based on the respective Technical Note and in line with article 23, (xxxvi) of the Bylaws, approval was given for the investment in the construction  of a distribution center in the region of Londrina, Paraná state, along with the hiring of Bresco Investimento S.A. to develop and construct the distribution center, in the amount of approximately R$ 93,000,000 (ninety-three million Reais).

5.2.      Sale of Property - Fortaleza.  Based on the respective Technical Note, the members of the Board of Directors approved the sale of the warehouse owned by the Company located in the city of Fortaleza, Ceará state, for the amount of around R$ 15,000,000 (fifteen million Reais).

5.3.      Reintegration of member of the Statutory Audit Committee (CAE). Considering the legal decision that led to the repeal of the precautionary measures applied to Mr. Sérgio Ricardo Silva Rosa, within the scope of the “Greenfield Operation”, the members of the Board of Directors approved, unanimously and without reservations, the repeal of the suspension of Sérgio Ricardo Silva Rosa from his functions, along with the restoration of his remuneration, with his subsequent and immediate reintegration to the Statutory Audit Committee.

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BRF S.A.

Publicly Held Company

CNPJ/MF Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE  EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 24, 2016

The Company Directors are hereby authorized to carry out all and any acts and sign all and any documents needed for the implementation of the resolutions now approved.

6.     Documents Filed at the Company: The documents related to the resolutions taken by the members of the Board of Directors or which were related to the information presented during the meeting were filed at the Company´s head office.

7.           Approval and Signing of the Minutes: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form and, having been read by all and found correct, were signed. Signatures: Board: Mr. Abilio dos Santos Diniz – Chairman; Mrs. Larissa Brack – Secretary. Board: Messrs. Abilio dos Santos Diniz, Renato Proença Lopes, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Vicente Falconi Campos and Walter Fontana Filho.

I certify that the present minutes are an accurate and true copy of the original which is filed in Book Number 5, pages 110 and 111 of the minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

___________________________________

Larissa Brack

Secretary

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